UBID HOLDINGS, INC.

Lakeside Corporate Court

5880 Live Oak Parkway, Suite 100

Norcross, Georgia 30093

June 22, 2020

Via Edgar Correspondence

Scott Anderegg, Esq.

Staff Attorney

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	UBid Holdings, Inc.

Registration Statement on Form S-1 Filed June 13, 2019

File No. 333-232091

Dear Mr. Anderegg:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, uBid Holdings, Inc. hereby respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of the registrant’s registration statement on Form S-1, File No. 333-232091. The registration statement is not effective and no securities have been issued pursuant to the registration statement.

Please direct any comments or questions regarding this filing to our counsel, Ernest Stern, at Culhane Meadows PLLC, at estern@cm.law and (301) 910-2030.

Very truly yours,

/s/ Ketan Thakker

Ketan Thakker, President and CEO

Cc: Ernest Stern, Esq.